UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the sale of BSBios

—

Rio de Janeiro, February 9, 2021 - Petróleo Brasileiro S.A. –Petrobras following up on the release disclosed on December 23, 2020, informs that its wholly-owned subsidiary Petrobras Biocombustível S.A. (PBio) completed today the sale of all its shares (50% of the company's capital) issued by BSBios Indústria e Comércio de Biodiesel Sul Brasil S/A (BSBios) to the company RP Participações em Biocombustíveis S.A.

After fulfilling all the precedent conditions, the transaction was concluded with the payment of R$ 253 million to PBio already with the adjustments foreseen in the contract. In addition to this amount, R$ 67 million are kept in a linked account (escrow) for the indemnification of eventual contingencies and released according to the terms and conditions established in the contract, and R$ 2 million were received in advance in the form of interest on equity in December 2020, totaling the amount of the transaction at R$ 322 million.

This disclosure is in accordance with Petrobras' and PBio´s internal rules and Decree 9,188/2017.

This operation is aligned with the strategy of portfolio optimization and the improvement of the company's capital allocation, aiming the maximization of value for its shareholders.

About BSBios

BSBios owns two biodiesel plants:

(i) biodiesel plant of Passo Fundo, located in the state of Rio Grande do Sul, with a production capacity of 414 thousand m³/year, a crushing capacity of 1,152 thousand tons/year and a storage capacity of 120 thousand tons of grains, 60 thousand tons of bran and 7.5 thousand m³ of biodiesel; and

(ii) Marialva biodiesel plant, located in the state of Paraná, with a production capacity of 414 thousand m³/year and storage capacity of 3 thousand m³ of vegetable oil, 1.5 thousand m³ of animal fat and 4.5 thousand m³ of biodiesel.

About RP Participações em Biocombustíveis S.A.

Founded in 2011, RP Participações em Biocombustíveis S.A. is a company controlled by ECB Group and its main activity is to participate and invest in companies that produce and sell biofuels. Its main investment is the shareholding in BSBios.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer